Filed by Ascena Retail Group, Inc.

Commission File No.: 0-11736

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ANN INC.

Commission File No.: 1-10738

Date: June 3, 2015

The following is a transcript of the ascena retail group, inc. third quarter 2015 earnings conference call held on June 2, 2015.

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JUNE 02, 2015 / 08:30PM GMT, ASNA - Q3 2015 Ascena Retail Group Inc Earnings Call

CORPORATE PARTICIPANTS

Allison Townsend ICR - IR

David Jaffe Ascena Retail Group, Inc. - President & CEO

Brian Lynch CEO, Justice

Robb Giammatteo Ascena Retail Group, Inc. - SVP & CFO

CONFERENCE CALL PARTICIPANTS

Neely Tamminga Piper Jaffray & Co. - Analyst

Oliver Chen Cowen and Company - Analyst

Taposh Bari Goldman Sachs - Analyst

Susan Anderson FBR Capital Markets & Co. - Analyst

Janet Kloppenburg JJK Research - Analyst

Ed Yruma KeyBanc Capital Markets - Analyst

Anna Andreeva Oppenheimer Capital - Analyst

PRESENTATION

Operator

Good afternoon. My name is Vince, and I will be your conference operator today. At this time, I would like to welcome everyone to Ascena Retail Group’s third quarter earnings conference call. I would now like to introduce Ms. Allison Townsend of ICR. Ms. Townsend, please begin.

Allison Townsend - ICR - IR

Thank you, Operator, and good afternoon to everyone. We would like to remind participants that remarks made by management during the course of this call may contain forward-looking statements about the Company’s results and plans. These are subject to risks and uncertainties that could cause the actual results and implementation of the Company’s plans to vary materially. Detailed information concerning those risks and uncertainties are readily available in our most recently reported annual report on Form 10-K, which has been filed with the US Securities and Exchange Commission.

In addition, to provide investors information to assist them in assessing the Company’s ongoing operations on a comparable basis, the Company will refer to non-GAAP financial measures, such as adjusted earnings and EBITDA. These measures adjust for the impact of certain costs that the Company does not believe is indicative of its underlying operating performance. These non-GAAP measure should not be considered a substitute for information prepared in accordance with accounting principles generally accepted in the United States, such as operating income and net income.

A reconciliation of the non-GAAP measures to GAAP measures we discuss today are included in our earnings release, a copy of which has been filed with the US Securities and Exchange Commission in a current report on Form 8-K. All references to EBIDTA in today’s call are in fact to adjusted EBITDA, as more fully discussed in our earnings release and our quarterly report on Form 10-Q for the fiscal quarter ended April 25, 2015, which also has been filed with the US Securities and Exchange Commission.

Finally, Ascena has entered into a definitive merger agreement with ANN Inc., under which Ascena will acquire ANN Inc. for a combination of cash and stock. In connection with the proposed transaction, Ascena intends to file a proxy statement with the SEC on Form S-4 that will include a proxy statement of the combined entity, reflecting regulatory requirements.

Comments on third quarter performance and the press release issued earlier this afternoon will be focused on Ascena’s specific performance, and the Company will not be taking questions specific to the transactions during this call. With that, I’d like to turn the call over to Ascena President and Chief Executive Officer, David Jaffe. David?

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JUNE 02, 2015 / 08:30PM GMT, ASNA - Q3 2015 Ascena Retail Group Inc Earnings Call

David Jaffe - Ascena Retail Group, Inc. - President & CEO

Thank you, Allison. Good afternoon and thank you for joining us to discuss our fiscal third quarter 2015 results. With me today is our CFO, Robb Giammatteo, and our Justice CEO, Brian Lynch.

This quarter, we saw strong performance at Lane Bryant, maurices and Catherines, offset by expected challenges at Justice and soft performance at dressbarn. Adjusted earnings per share were $0.18 for the quarter, in line with our expectations. We are reiterating our full-year adjusted earnings per share guidance range of $0.70 to $0.75.

On the shared services front, we completed another milestone in the third quarter with successful transition of both maurices and Justice into our Greencastle fulfillment center. All five brands are now operating both our Etna brick-and-mortar distribution facility and our Greencastle e-commerce fulfillment center.

Our new merchandising system was brought online over Memorial Day weekend and all major synergy and integration initiatives related to the Charming acquisition are now behind us. We expect to achieve projected synergies through the remainder of FY15 and 2016.

Of course, we’re very pleased to have reached an agreement to acquire ANN Inc. We expect the deal will demonstrate the power of our shared service capability and deliver significant accretion to our shareholders.

Now turning back to the quarter, the environment remained somewhat mixed for us. On a combined basis, Ascena delivered a negative 1% combined comp, with stores down 3% and e-commerce up 13%.

Some detail across the portfolio. As expected, Justice top line performance was challenged, with combined comps down double digits. We are reestablishing pricing integrity with our consumer and continuing to reduce promotional activity. Inventory remains at appropriate levels for current business conditions.

Lane Bryant delivered positive mid-single digit combined comps for the quarter, despite port-related challenges in the first half of the quarter. We saw significantly improved business in the second half of the quarter, coincident with strong receipt flow and enhanced marketing. maurices continued to see strong customer response to on-trend fashion, delivering mid-single digit positive combined comps.

Dressbarn combined comps were down mid-single digits. While we saw solid performance in our dress category, supported by our DRESSBAR rollout, our heavy Northeast and Mid-Atlantic footprint was impacted significantly by challenging weather leading up to Easter. May selling has improved from the Q3 trend and we continue to have confidence in the momentum this brand is beginning to build.

Finally, Catherines delivered mid-single digit combined comps, driven by continued on-trend fashion execution. The third quarter represented Catherines 16th straight quarter of positive comp performance.

Now I’d like to walk you through third quarter results in more detail for each of our five brands. Justice combined comp sales were down 12%, primarily caused by a drop in store transactions, which were down 14%.

Store traffic was down mid-single digits, slightly below segment index trackers. E-commerce performance was up modestly, despite being up against incremental shipping offers in the year-ago quarter.

From a merchandising assortment standpoint, we saw encouraging results in active wear, swim wear, dresses, intimates and footwear. We had challenged performance in knit and woven tops, camis, denim and casual shorts.

From a marketing standpoint, event days, defined as public, all-store 50-off or 40-plus-20-off promotions, were cut nearly in half from the year ago period to 22 days this quarter, reflecting our commitment to back away from these brand erosive events. For the quarter, we had 36 days with no public all-store promotions versus last year, which had public all-store promotions every day. Looking ahead, I’m pleased to say that we are planning zero event days for the fourth quarter, and we expect to have less than 20 days with public all-store 40-off promotions versus last year, which had public all-store promotions every day.

We are continuing to assess the underlying trend of our business during this transitional period, as our customer responds to our changing promotional cadence. And there are more changes to come.

We are fortunate to have Brian Lynch with us today to speak about changes to the Justice operating model coming this fall. Brian?

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JUNE 02, 2015 / 08:30PM GMT, ASNA - Q3 2015 Ascena Retail Group Inc Earnings Call

Brian Lynch CEO, Justice

Thank you, David, and good afternoon, everyone. For back-to-school, Justice will be rolling out its revised merchandising aesthetic, focused on increasing the penetration of more versatile every day fashion. We will also launch a completely new marketing and promotional cadence. This new cadence replaces the transitional public /private promo model from this spring with one focused on aggressive opening price points and narrow but powerful category promotions.

Specific elements of the new strategy, which will roll to the chain on July 19; include across-the-board average ticket price reduction of approximately 35%, composed of both mix and ticket price changes; further development of everyday low pricing, which we call ‘Style Buys’, on high volume, high visibility product categories; pricing that will be easily comparable to competitors across roughly half of our inventory; a significant reduction of all-store events limited to no more than four to five days for the entire season; the replacing of the J-Bucks and Fun Card programs with Love Notes, a new, more customer friendly bounce back program that is less restrictive for our customer to use and generates a lower level of mark downs; and finally, more effective sell down of seasonal clearance through new price point management.

We expect that between our refined merchandise mix, reduced ticket pricing, and new promotional programs, our effective out-the-door price with the new strategy in FY16 will be comparable to what we experienced in FY15. The key change in FY16 will be that our inventory will be positioned appropriately at the start of the year, based on expected sales trends. We also expect that the margin rate will be significantly higher than what we realized in FY15, and in line with the average from FY10 to FY12, before promotional activity began to escalate.

We are very excited about our fashion execution for the back-to-school and our assortment mix will be in line with our target fashion pyramid. We will continue to assess customer response on our new fashion, our marketing approach and promotional cadence, and we will adjust our operating model as appropriate.

That’s a high level summary of our new strategy, and I look forward to sharing more detail with you at the Ascena Investor Day in late October. Now I’ll hand the call back to David.

David Jaffe - Ascena Retail Group, Inc. - President & CEO

Thanks, Brian. The Justice fleet ended the quarter with 997 stores, down 11 to last quarter. We expect to end the fiscal year with approximately 980 stores.

Lane Bryant combined comp sales were up 4%, with positive comp performance in both channels. Performance for the quarter reflects a significant improvement in trend following a challenging start, with February and early March both negatively impacted by weather and inventory shortages related to West Coast port conditions. Conversion performance and average dollar sale were both strong, as customers reacted favorably to our spring assortment.

From a product perspective, our overall assortment and compelling color stories and was well-balanced between casual and wear-to-work. We saw strength in woven tops, wear-to-work separates and denim.

Our knits business was also strong, as we corrected opening price point assortment and inventory misses from last year. We continued our commitment to bringing designer collaborations to our customer, launching our Lela Rose collection. Our margin rate performance improved significantly, driven by improved full priced apparel sell through and a reduction in store-wide and overlapping promotions.

On the marketing side, we launched the I’m No Angel campaign, Lane Bryant’s latest effort to change the conversation about the plus-size segment. Although the campaign was focused on Cacique intimates, we saw strong performance across our entire assortment and importantly, in new customer acquisition, a key metric for brand health. Supported by print, online, TV and social media, I’m No Angel has had literally billions of impressions and, in concert with improved assortment inventory levels, has significantly contributed to our improving results.

While our marketing programs have contributed to customer file growth, we saw strong results from our existing customers, as well, with 13% growth in credit file sales and penetration reaching 40%. Finally, we continue to reposition our real estate, with one net new opening for the quarter. Our total fleet is now at 770 stores and we expected to end the fiscal year at roughly this level.

maurices combined sales comp sales were up 6%, with positive comps in both channels, driven by strong customer response to on-trend fashion. The third quarter represented maurices’ fifth straight quarter of positive comps. As with Lane Bryant, the quarter rebounded nicely after a sluggish February, which was negatively impacted by inclement weather and continued port congestion.

Our apparel assortment performed strongly, particularly in tops, with sweatshirts, woven shirts and fashion knits drove solid increases. Our private label jeans continue to resonate with our customer, with jeggings and a variety of leg silhouettes performing well.

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JUNE 02, 2015 / 08:30PM GMT, ASNA - Q3 2015 Ascena Retail Group Inc Earnings Call

Plus apparel delivered double-digit comp increases throughout the quarter. The introduction of an expanded plus assortment in both the e-commerce and stores was well-received by the customer. We will continue to rollout our expanded plus assortment to additional stores as we move into the fall season.

Our internal sourcing penetration continues to grow, exceeding 25% for the quarter. The impact of our growing design and product development functions is delivering improved design and fit consistency supporting both top-line and margin rate growth.

On the marketing front, our fully integrated ‘Street Style’ campaign drove positive results across all channels. New customer segmentation and strategies for spring mailers drove healthy high teens response rates and strong customer reactivation results. Preliminary prospecting, marketplace expansion and search optimization initiatives drove improved traffic results across all channels.

The size of our active customer database continues to expand, up 7% from last year to over 5 million. Private label credit card penetration was 30%.

We opened three net new stores during the quarter, with our total fleet now at 940 stores. We expect to end the fiscal year with approximately 950 stores.

Dressbarn combined comp sales were down 4% for the quarter, with negative store channel performance partially offset by modest e-commerce growth. Continued inventory discipline allowed the brand to partially mitigate the sales decline by delivering a third quarter record for gross margin rate performance.

Sales performance for the quarter was negatively impacted by weather. Our key Northeast and Mid-Atlantic regions, which together represent approximately 40% of total sales, were down 6% compared to all other regions, which were down 1%. Inventory shortages related to West Coast port conditions also contributed to our soft top-line.

From a product perspective, growth was strongest in dresses, suit separates and casual bottoms. Underperforming departments included outerwear, career bottoms, tops and blazers.

On the marketing front, we introduced DRESSBAR, a curated collection of dresses that offers unique designer collaborations, as well as a unique digital shopping experience. We introduced our new designer collaborations in our March 4th mailer, supported the DRESSBAR launch with segmented emails, and opened a pop-up shop on Fifth Avenue to generate press coverage and consumer excitement. For the first time in many years, we ran magazine ads in three national magazines, InStyle, Marie Claire and Oprah.

Outside of DRESSBAR, we streamlined our direct-mail cadence by reducing the number of mailers sent and tightening up our selection criteria, resulting in a 24% increase in the response rate on a 20% reduction in circulation. We introduced a new direct-mail piece in early February to half a million customers to support our hot and warm climate stores, which drove over $1 million in incremental coupon redemption.

Our blushPERKS loyalty program was up almost 30% from the year-ago period, with a total participant count now over 9.5 million. Private label credit card penetration was 27%.

Finally, we continue to reposition our real estate, with 11 net new openings for the quarter. Our total fleet is now at 830 stores and we expect to end the fiscal year down slightly from this level.

Catherines delivered another strong sales quarter, with combined comp sales up 4% and positive comp performance in both channels. Our customer continues to respond positively to our seasonal apparel assortment.

Knits continues to be a key business driver, with the active, black label and dress businesses also performing well. We marked carryover seasonal product out of stock four weeks earlier than last year, maximizing sale of wear-now seasonal product in our key pre-Easter selling period.

On the marketing front, activity was focused on direct mail events and our Catherines Cash bounce back coupons. Customer response to the strength of the assortment and the promotions resulted in a 4% increase in average dollar sales, which was over $87. Our private label credit card penetration was 42%.

We closed two stores for the quarter, with our total fleet now at 381 stores. While we have no immediate plans for new stores this year, we have begun to commit to opportunities to grow and reposition the fleet in FY16.

To recap the quarter, we are generally pleased with the merchandising execution we see across our portfolio. We have strong brand-building campaigns underway at Lane Bryant and dressbarn, and we continue to see momentum at both maurices and Catherines. While Justice performance remains challenging, we now have a strong leader in place and a team focused on re-architecting our merchandising, pricing and marketing programs.

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JUNE 02, 2015 / 08:30PM GMT, ASNA - Q3 2015 Ascena Retail Group Inc Earnings Call

Now, Robb will provide an update on financial highlights.

Robb Giammatteo - Ascena Retail Group, Inc. - SVP & CFO

Thank you, David, and good afternoon, everyone. Before reviewing our third quarter results, it’s important to note that this year’s quarterly earnings include certain acquisition-related restructuring and integration expenses, charges related to accelerated depreciation of the Company’s supply chain and technology integration efforts, and the impact of the Brothers wind-down at Justice.

We believe these expenses are not indicative of ongoing operations or informative for period-to-period comparisons. The results discussed on this call have been adjusted to exclude these items, which are described more fully in our press release.

Net sales of $1.15 billion for the third quarter were up 1% to last year, with combined company comps down 1%. As David referenced, store comps were down 3%, partially offset by 13% growth in our e-comm business. E-commerce penetration increased to 11% from 10% in the year-ago quarter.

Gross margin for the quarter was $675 million, or 58.7% of sales, compared to last year’s $658 million, or 57.4% of sales. We saw very strong gross margin rate improvement at Lane Bryant, record rate performance at maurices, and the eighth straight quarter of rate growth at dressbarn.

Justice rate was down to last year, primarily as a result of sell-down of Brothers merchandise. Excluding Brothers, Justice gross margin was up approximately 100 basis points, and we expect continued gross margin rate improvement at Justice as we look ahead to the fourth quarter.

Total third quarter buying, distribution and occupancy expenses were $214 million, or 18.6% of sales, compared to last year’s $208 million, or 18.1% sales. The increase versus last year primarily reflects higher store occupancy costs and increased merchandising and design capability at maurices and dressbarn. Our distribution expense rate was down to 1.3%, from 1.6% in the year-ago period, reflecting ongoing realization of supply chain synergies.

Total third quarter selling, general and administrative expenses were $365 million, or 31.7% of sales, compared to last year’s $335 million, or 29.3% of sales. The increase versus last year primarily reflects growth in store payroll, the discrete marketing campaigns at Lane Bryant and dressbarn that David referenced earlier, major IT initiatives, including ongoing support for our new merchandising system, point of sale system and e-comm platform, and incremental incentive compensation at Lane Bryant and maurices.

EBITDA was $98 million, or 8.5% of sales, compared to last year’s $115million, or 10% of sales. Excluding Justice, totals Ascena EBITDA was up over 10%. Third quarter EBIDTA results by brand, fully loaded for corporate overhead, were as follows.

Justice EBITDA of $4 million was down $26 million from last year, with the decline caused by negative store channel comp performance. Lane Bryant EBITDA of $19 million was up almost 20% to last year, driven by mid-single digit positive combined comps and strong gross margin rate performance, which was up over 250 basis points to the year-ago quarter. maurices EBITDA of $58 million was up over 30% to last year, with continued strong combined comp performance and a record gross margin rate driving record quarterly EBITDA.

Dressbarn EBITDA of $7 million was down $8 million from last year, with the decline caused by negative store comp performance and operating expense growth. Gross margin dollars were up to last year, despite negative combined comp performance, reflecting continued strong inventory management.

Catherines EBITDA of $11 million was down $1 million from last year, with positive combined comp performance offset by increased mark downs and one-time administrative costs. We continue to expect EBITDA growth for the full spring season.

Total company operating income was $44 million, or 3.8% of sales. The Company’s effective income tax rate for the third quarter was 26.1%, compared to 30.6% last year. The lower effective tax rate for the quarter reflected a $3 million benefit related to favorable audit resolutions.

Turning to the balance sheet, we ended the quarter with $209 million in cash and cash equivalents. Of this amount, approximately 92% is outside the US. We ended the quarter with long-term debt of $155 million.

Total inventory at cost was $544 million at the close of the third quarter, down 4% versus last year. Units were down 10%. Although inventory flow was uneven through the quarter due to port-related challenges, the port congestion is clearing up about at the pace we had anticipated.

We have routed the majority of unit receipts to the East Coast, ensuring consistency and predictability of receipt flow. Discharge at Los Angeles Long Beach represented approximately 25% of our total receipts, down from over 80% last summer.

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JUNE 02, 2015 / 08:30PM GMT, ASNA - Q3 2015 Ascena Retail Group Inc Earnings Call

We continued to use air freight to protect key launches and items featured in direct mail pieces, resulting in incremental expense of approximately $4 million. Combining lost sales and margin and incremental air freight expense, we estimate West Coast port conditions cost roughly $0.04 to $0.05 in earnings per share for the quarter.

CapEx for the quarter was approximately $80 million, which includes investment in our major e-commerce project and ongoing IT transformation. We expect our full-year capital expenditures to be toward the lower end of the $325 million to $350 million range that we provided last quarter.

We remain on track to realize $30 million in combined synergy savings and overhead reduction in FY15. Excluding depreciation, we expect to achieve the full run rate of our $100 million cumulative long-range savings target by year-end FY16, with $30 million of the target still to come in FY16.

Looking forward to the fourth quarter, excluding Justice, we expect low- to mid- positive single digit combined comps, along with gross margin rate improvement at all brands. While we expect the negative top line trend at Justice to persist, the lower level of planned promotional activity should deliver a gross margin rate improvement.

Finally, we are maintaining our guidance for full year FY15, with earnings per share in the range of $0.70 to $0.75. Given the significant ongoing transition at Justice, we are more comfortable toward the lower end of the range.

Before I conclude, I will comment briefly on the synergy figure we announced last month related to our planned acquisition of ANN Inc. We developed our $150 million synergy outlook by looking at a range of scale-related and operating improvements that we expect to result from combination of the two companies. We have strong line of sight to these opportunities and we are very confident with the number, which we hope to prove conservative.

We believe our synergy outlook is fully incremental to the gross margin and SG&A savings opportunity that ANN Inc. has separately identified on a stand-alone basis and look forward to sharing our detailed outlook at our Investor Day this coming October, after we begin the detailed integration planning phase with the ANN Inc. team. That concludes my comments, and I will now turn it back to David for final thoughts.

David Jaffe - Ascena Retail Group, Inc. - President & CEO

Thanks, Robb. Looking back on the third quarter, we saw strong performance at Lane Bryant, maurices and Catherines, and are excited about the major marketing initiatives that were launched this quarter at Lane Bryant and dressbarn. While dressbarn performance was softer than expected in the third quarter, weather and the receipt flow from the ports were major factors, and we remain confident in the momentum being built.

Finally, at Justice, Brian Lynch and the executive leadership team are actively developing new marketing and pricing strategies for fall and will adjust our operating model as appropriate based on customer response. While we expect it will take several seasons, we remain confident Justice will return to double-digit operating margins.

Enterprise project execution has remained on schedule. With the transition of Lane Bryant’s and Catherines’ merchandising systems, we are now clear of the last major transformational project related to the Charming integration. We are highly focused on the continued rollout of our e-commerce project, which will see omni-channel capability rolled out across all our brands sequentially across the coming seasons.

We remain optimistic about the potential for all of our brands and they each have a distinct initiatives in place to drive higher levels of performance. We’re also very excited about our announced acquisition of ANN Inc. and are looking forward to closing the deal in the second half of calendar 2015. The synergies we expect to unlock as a result of the deal will allow us to leverage the power of our shared services platform and will deliver significant accretion to our shareholders.

And with that, I will turn it back over to the operator for questions. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions)

Neely Tamminga, Piper Jaffray.

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JUNE 02, 2015 / 08:30PM GMT, ASNA - Q3 2015 Ascena Retail Group Inc Earnings Call

Neely Tamminga - Piper Jaffray & Co. - Analyst

Thank you. Good afternoon. And thank you for all of that, David. Since we have Brian on the phone, I’d love to ask him a question about Justice. Could you share with us a little bit — for one, I think a similar strategy about lowering the initials and having comparable out-the-door strategy that you employed over in some of your former employment. Just curious to your perspective on that tact to turn around. And then what should we be expecting for traffic? (Inaudible) remind us in the context of where that’s tracking right now, or where that has been over the course of the last year? And what we should maybe expect with this new strategy of traffic for the fall season?

Brian Lynch CEO, Justice

Sure. And hello, Neely. First off, let me just address the traffic question, which we believe that in our new pricing strategy, we are building in different kinds of promotional activity, which give us a significant amount of change and exciting offers for our client, without devaluating the entire product mix. And we feel pretty optimistic, frankly, about what activity we can put to play and how that will deploy against, frankly, a singular message last year. So we believe that traffic is actually going to be more favorable for our positioning.

As it relates to pricing, we are responding, essentially, to what our clients are asking for. We are addressing places where we believe we need to be more competitive. and we are positioning our mix so that we can offer both a complementary offering of promotion and some fairly hard-hitting prices to be more competitive.

Neely Tamminga - Piper Jaffray & Co. - Analyst

Brian, if I may, just a follow-up on this. Have you done any product tests this spring in your key major categories, like denim, that’s giving you some additional confidence that you’re headed in the right direction from a fashion perspective? And that’s all I have. Thanks.

Brian Lynch CEO, Justice

Sure. We’ve done a little bit with some price points and some category offers. Again, my institutional knowledge here is fairly short. There hasn’t been a long time lead on any of this. But we have tested some of these promotions, or the ideas of them, and some of these price points, and they’ve been favorable.

Neely Tamminga - Piper Jaffray & Co. - Analyst

Best of luck.

Brian Lynch CEO, Justice

Thank you.

Operator

Oliver Chen, Cowen and Company.

Oliver Chen - Cowen and Company - Analyst

Thanks a lot. And thanks for the details on Justice. In terms of the changes that are happening, how should we think about our expectations around the overall comp? Because the price reduction of 35%, I mean, do you expect that to be more than offset by conversion and traffic? I just want to understand the journey to thinking about an improving comp store sales there over time. And then on your inventory front, I was just curious, by banner, how you felt about the freshness of the inventory, just in light of your transparency about the weather and the port slowdown, it would be great if you could comment there. Thank you.

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JUNE 02, 2015 / 08:30PM GMT, ASNA - Q3 2015 Ascena Retail Group Inc Earnings Call

Robb Giammatteo - Ascena Retail Group, Inc. - SVP & CFO

Oliver, it’s Robb. On the comp guidance, so we’re not going to give specific fall guidance in terms of comps. But reasonable for you to expect that the run rate we’re at right now, certainly we’re not expecting a significant deviation to the positive. We were up against significant promotional activity last year, and the whole point is to get off that promotional drug and margin up. So we’re not going to talk about guidance, specific guidance for fall. But for the fourth quarter, we’re expecting, again, double-digit comps down, as you might expect from the run rate coming out of the third quarter.

From an inventory standpoint, we feel pretty good about where we are. So I think in terms of dressbarn, that’s the one brand that had a little bit more inventory than expected at the end of the quarter. That was primarily due to very late receipt delays that hit them in mid-April. But again, with that brand, they’re able to get out of inventory position fairly quickly, in terms of return to vendor and cancellations. Maurices, incredibly clean, Lane Bryant, incredibly clean, Catherines in very good shape, and Justice is down, as you saw, double digits, consistent with business conditions. So we feel pretty good about where inventory is, overall.

Oliver Chen - Cowen and Company - Analyst

Okay. These details on Justice are very helpful. What led you down this path in terms of thinking that this is the right revised competitive position? Is there a dynamic here in terms of existing versus new customers and how you’ve analyzed the competition? I’m just wanting some color on the strategies underpinning the decisions.

Brian Lynch CEO, Justice

Oliver, it’s Brian. And think of it in a couple of different ways. One is, we have certainly some historical information about our pricing and promotions that worked in the past, and we’ve looked at our history to look at when our performance was best as kind of a measure. And we have a significant amount of client feedback about our pricing and how we are positioned. And we used all of that data, supported with our history, to come up with what we think is the right mix of promotional pricing.

Oliver Chen - Cowen and Company - Analyst

Thanks and congrats on the deal, as well.

David Jaffe - Ascena Retail Group, Inc. - President & CEO

Thanks, Oliver.

Operator

Taposh Bari, Goldman Sachs.

Taposh Bari - Goldman Sachs - Analyst

Good afternoon. Thanks for the questions. Brian, I was hoping you could repeat the commentary that you provided on Justice margin outlook for FY16. I’m not sure if you were speaking in regards to gross margin or operating margin. If you can clarify, that would be great.

David Jaffe - Ascena Retail Group, Inc. - President & CEO

So Taposh, the general architecture, again, the sales, as you might expect, will be down as we are comping a significant promotional period this past fall. We are expecting margin rate to be up significantly, but we’re not coming out with guidance that says what the gross margin dollars are, because as you might expect, we’ve got some learning to do as we go through the fourth quarter to understand how the customer responds, A, to the new merchandising aesthetic, B, to the new pricing, and C, to the new marketing. So there’s a lot of stuff, as Brian talked about, on July 19, that’s rolling out. Going to be really important to understand how our customer responds and react to that.

So there’s more to come, and we’ll obviously be sharing a lot more at the year-end guidance, as well as at the October Investor Day, when Brian will be going in deep on strategy.

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JUNE 02, 2015 / 08:30PM GMT, ASNA - Q3 2015 Ascena Retail Group Inc Earnings Call

Taposh Bari - Goldman Sachs - Analyst

Okay. I thought I heard a comment on the prepared remarks around margins returning back to the 2010 to 2012 average. I’m not sure if I misunderstood that comment.

David Jaffe - Ascena Retail Group, Inc. - President & CEO

I think —

Brian Lynch CEO, Justice

There is a comment. I’ll just reread it. We also expect that margin rate will be significantly higher than what we realized in FY15 and in line with the average from FY10 to FY12. And that is referring to gross margin rate.

Taposh Bari - Goldman Sachs - Analyst

Got it. Okay.

Brian Lynch CEO, Justice

Does that clarify it?

Taposh Bari - Goldman Sachs - Analyst

That is helpful. Thank you. Robb, just a housekeeping item for you. On the Brothers expenses, it looks like you’re backing out a couple of charges, $2.8 million and $1.9 million related to Brothers. Can you clarify the nature of those items? And are either of them related to the inventory liquidation that weighed on Justice gross margins this quarter?

Robb Giammatteo - Ascena Retail Group, Inc. - SVP & CFO

Taposh, the inventory — there are two components of inventory. One is the actual merchandise that’s in the store that is included in our adjusted EPS number. The second is an inventory liability that was taken — it wasn’t finished product — that was taken that we wrote off. The first item, I think, is around $2 million is related to an inventory liability and a bit of severance related to Justice. The second was related to write offs in the stores in terms of deflagging, taking the Brothers signage off and hard asset retirements related to the exit of the brand.

Taposh Bari - Goldman Sachs - Analyst

Got it. So just to clarify, when you make the comment that Justice gross margins are up, excluding Brothers, that’s all adjusted out in the $0.18 adjusted figure that you provided today, correct?

Robb Giammatteo - Ascena Retail Group, Inc. - SVP & CFO

No. I’m sorry for the confusion there. The mark downs related to that are in our adjusted EPS number. What I was suggesting in my prepared comments is that gross margin rate for Justice, as reported, was down. If you exclude the impact of the Brothers hard marks that were taken in the third quarter, the rate would have been up 100 basis points. So again, just reinforcing the strategy that we are backing off the level of promotions. We are seeing gross margin rate improvement. It’s being masked by the exit of Brothers and the significant hard marks that we took this quarter.

Taposh Bari - Goldman Sachs - Analyst

So can you quantify how much those hard marks suppressed your earnings this quarter, as we think about what the normalized rate could be next year?

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JUNE 02, 2015 / 08:30PM GMT, ASNA - Q3 2015 Ascena Retail Group Inc Earnings Call

Robb Giammatteo - Ascena Retail Group, Inc. - SVP & CFO

Yes. It was $8 million in total, $6 million incremental to last year, Taposh.

Taposh Bari - Goldman Sachs - Analyst

Great. Thanks, guys. Good luck.

Robb Giammatteo - Ascena Retail Group, Inc. - SVP & CFO

Thank you.

Operator

Anna Andreeva, Oppenheimer.

David Jaffe - Ascena Retail Group, Inc. - President & CEO

Anna? Operator, we’ll take the next one and get Anna back in when she’s back.

Operator

Yes, sir. Susan Anderson, FBR Capital Markets.

Susan Anderson - FBR Capital Markets & Co. - Analyst

I’ll change the topic a little bit and ask on dressbarn. I was wondering if you could maybe quantify how much the weather and ports impacted the comp, and then also how you feel about inventory, given the light comp and the format at the end of the quarter? And then I think it sounds like the comps have now maybe come back to normal. Should we think that we’re beyond this weakness, and also, by brand, I guess, should we think about this quarter trend continuing into the next quarter to get to your guidance for sales? Thanks.

Robb Giammatteo - Ascena Retail Group, Inc. - SVP & CFO

Thanks, Susan. It’s Robb. As we think about the weather impact, the Northeast and the Mid-Atlantic regions were down about 5%, and that represents about 40% of our volume. So I’d estimate high level about two percentage points in comps related to weather. On the port side, probably about another one point of comps. So I think in estimate around three points of the four would have been weather/port-related.

Talking about May, interestingly enough, we started to see some challenges in the West versus the Northeast and the Mid-Atlantic. And we saw it in the West across several of our brands. Again, the Northeast and the Mid-Atlantic popped back very nicely in May, with a drag a bit from the West. So we’re seeing encouraging performance in terms of that the most important regions coming out of those challenging weather periods. We haven’t yet hit the level that we’re expecting to be at as we’re coming through May, because of the aforementioned challenges out of the West. But we’re optimistic that we’re going to see some things as we move forward.

Susan Anderson - FBR Capital Markets & Co. - Analyst

Got it. Okay. That’s helpful. Just one follow-up. On Justice, are you guys expecting to bring AUC down in the back half to offset some of the price reduction, or should we expect just the lower promotions to offset that? And then also, in terms of the product for back-to-school, should we expect more basics or is there a concern that you guys could go too far away from the core tween fashion that the brand is known for?

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JUNE 02, 2015 / 08:30PM GMT, ASNA - Q3 2015 Ascena Retail Group Inc Earnings Call

Brian Lynch CEO, Justice

Let me see if I can answer that in two pieces. AUC is coming down. Think of mix as an important driver of that. And I personally don’t like to use the word basics. Everything that we will be presenting is fashion.

But we are moving out of the overly embellished, over-the-top fashion that, frankly, we got lots of feedback on, and we’re adjusting that. Clearly, that’s an important element of our overall mix, but it didn’t need to be penetrating at such a high degree as it was historically. And we’re moving that into more versatile, every day fashion that our girl can wear any time in her lifestyle. We think we’re putting it in the right place and, frankly, we’ll be a lot more productive with the inventory.

Susan Anderson - FBR Capital Markets & Co. - Analyst

Great. That’s helpful. Good luck next quarter.

Brian Lynch CEO, Justice

Thank you.

Operator

Brian Tunis, RBC Capital Markets.

Unidentified Participant - RBC Capital Markets - Analyst

This is Kate on for Brian. Thanks for taking our questions. On Justice, looking ahead to back-to-school, how should we think about marketing spending in that brand, as you work to inform the customer about the pricing, the merchandise changes you guys are making? And then from a higher level on Justice margins, how should we think about the ability to drive overall operating margin improvement if gross margin improves, but maybe comps remain constrained by leaner inventories? Thank you.

David Jaffe - Ascena Retail Group, Inc. - President & CEO

So Kate, just in terms of the gross margin rate, if you look at the, over a two-year period — and we’ve referenced this before — the gross margin rate is going to be down, call it, 400 to 450 basis points. So you obviously have the operating margin rate deleverage from the top line. And Brian’s got plans and strategies to go drive that back. But the nearer term opportunity is with that gross margin rate, which we’ve really gotten hit hard on because of the inventory overhang and all the mark downs we’ve had. So I think that as you think about recovery plans, the gross margin rate is going to come first. And again, you’re looking at a 2LY number that was about 58%. And that’s the real opportunity for us. And keep in mind, two years ago we still had a significant amount of this 40-off activity. So there’s an opportunity to really increment that.

We will get more into that as we have specific guidance for FY16. But that’s the near term opportunity, the additional leverage top line on the better merchandising aesthetic and all the strategies Brian is putting in to talk to the new client, grow the top line, that will help, as well. But that will take a little bit more time.

Unidentified Participant - RBC Capital Markets - Analyst

Great. Thanks. And just on the marketing?

Brian Lynch CEO, Justice

So the way to think of it is we’re essentially going to remain flat with marketing expense, but we have done quite a lot of work to make sure that we are talking to our customer the right way. And I believe you’ll see, after we launch on July 19, a great deal of pretty aggressive efficiency in terms of how we talk to her and how we get our message out. But the overall expense will remain flat.

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JUNE 02, 2015 / 08:30PM GMT, ASNA - Q3 2015 Ascena Retail Group Inc Earnings Call

Unidentified Participant - RBC Capital Markets - Analyst

Great. Best of luck.

Operator

(Operator Instructions)

Janet Kloppenburg, JJK Research.

Janet Kloppenburg - JJK Research - Analyst

I wanted to touch base on the fourth quarter outlook. It sounds like trends are improving in most of the businesses, but likely not at Justice because of the decline in the promotional day activity versus last year. I was wondering if that’s right, and if we should expect that one half — the 50% reduction in promotional events year-over-year, is that going to be the same trend line in the back half of the year?

And then just lastly, specifically for Brian, when you look at the assortments for back-to-school, are you comfortable that that evolution towards versatility and value has been completed for that time period? Thank you.

Brian Lynch CEO, Justice

Janet, it’s Brian. I’ll address the last question first, which is I feel really comfortable that we’ve made significant change on the cost of fashion pyramid and how we’ve shifted into every day fashion. Feel really strongly that we made a lot of really good, quality improvements there.

And I would make a subtle correction on promotional activity. We will always have some kind of promotional activity. What we are eliminating is the erosive, across-the-board, all company sales. So there will be category promotions, there will be style buys, there will be lots going on in the Justice store. It’s just that we’re going to do it differently. I think that change up there, I believe, actually will be more exciting for our clients overall, and really helps our messaging.

Janet Kloppenburg - JJK Research - Analyst

Will the promotional day and store-wide sale event continue to decline at the same level that they are declining here in the second half of the year?

Robb Giammatteo - Ascena Retail Group, Inc. - SVP & CFO

Janet, it’s Robb. I’m going to take a shot. You asked a couple of questions. I’m going to try and hit those, just to make sure I got them. You said the trend for the brands in the fourth quarter look in good shape for most of the brands we talked about; every one except for Justice will be up low to mid-single digits. Justice down double. So you’re right on the trend issue.

Justice, in particular, there’s a lot of things going on in the fourth quarter. We’ve got the base trend. We’ve got a higher penetration of private selling days, which will act to pressure the trend a bit. We’ve got better product coming in in June, which will help a bit. We’ve got the new marketing strategy and we’ve also got a softer comp versus Q3, which we’re not banking on anything, but there’s a lot of pieces that are going on. So again, it makes it difficult to have conviction on it, but we have it modeled down double digits.

Your question on the back half of the year, I think the best thing way for me to frame this — and Brian can chime in if he has additional context —

Janet Kloppenburg - JJK Research - Analyst

You mean the first half of FY16, when you say the back half?

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JUNE 02, 2015 / 08:30PM GMT, ASNA - Q3 2015 Ascena Retail Group Inc Earnings Call

Robb Giammatteo - Ascena Retail Group, Inc. - SVP & CFO

Yes. The first half of FY16, this promotional cadence no longer exists. There is no more public-private cadence. So this is really transitional. And since David and I had a caretaker plan in place, Brian’s got the forward strategy. There is no more public-private days. So this is a short-lived transition that’s moving to the strategies he talked about on July 19.

Janet Kloppenburg - JJK Research - Analyst

So then you’ll be apples to apples on the promotional strategy, in terms of store-wide sale events in the first half of FY16?

Robb Giammatteo - Ascena Retail Group, Inc. - SVP & CFO

No. Nowhere close, Janet. So Fall 2015 was one of the most challenging quarters we’ve had, from a mark down standpoint. So we are going to be going in with a very, very reduced level of promotional activity against a very, very high level of promotional activity last year. So it’s not going to look anything comp in terms of the sales or a gross margin rate, at this point. Sales will be down. Gross margin rate will likely be up significantly. So that’s the stuff that we will talk more about.

David Jaffe - Ascena Retail Group, Inc. - President & CEO

I think the way to think about this, Janet, is that Brian and his team are completely rearchitecting the business model. So all the comparisons really go out the window, because all the tools that we used to use, the 40-offs, the 40-plus-20, the 50-off really are not going to be used. And if they are, very, very sparingly, as Brian alluded to in his comment.

So I really want to make sure you’re thinking about it the right way. It’s not like you can say, okay, you’re going to be 10% less. No, the whole model changes. And I think the result is that, as Brian said in his comments, we’re offering every day value, both in terms of very attractive opening price points, as well as in terms of the fashion mix, which is now much more heavily weighted towards every day styles and not over-the- top fashion. Does that help?

Janet Kloppenburg - JJK Research - Analyst

A little bit. I’m still confused, but I will talk to you guys off-line. I just wondered if Brian would talk a little bit about the assortments of back-to-school. Thanks.

David Jaffe - Ascena Retail Group, Inc. - President & CEO

Say that again, Janet? Talk about the —

Janet Kloppenburg - JJK Research - Analyst

It’s okay. It’s okay. I’ll talk to you guys later. Thank you.

David Jaffe - Ascena Retail Group, Inc. - President & CEO

Thanks, Janet. Okay.

Operator

Ed Yruma, KeyBanc Capital Markets.

Ed Yruma - KeyBanc Capital Markets - Analyst

I think this is part of Brian’s arrival, but when you did that Analyst Day on Justice, you gave some more specific guidance on what AUCs would do at Justice after rearchitecting the fashion and fashion basics pyramid. Do you still anticipate that AUCs should be able to come down, which would offset maybe some of this everyday pricing, or this sharper lower pricing that you’re anticipating to put in?

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JUNE 02, 2015 / 08:30PM GMT, ASNA - Q3 2015 Ascena Retail Group Inc Earnings Call

Brian Lynch CEO, Justice

Absolutely. We believe AUC is going to come down.

David Jaffe - Ascena Retail Group, Inc. - President & CEO

Part of it, as Brian said earlier, Ed, is that it’s a mix issue. So your over-the-top fashions, your more expensive fashion, more expensive product, so by taking that down from over 40% to 20%, just by math, you’re going to be bringing your AUC down significantly.

Ed Yruma - KeyBanc Capital Markets - Analyst

Got it. Given some of the maybe more confidence around Lane, the new marketing campaign, how should we think about the trajectory of improvement in that business? Do you think it’s finally really found its footing? Thank you.

David Jaffe - Ascena Retail Group, Inc. - President & CEO

I think they’re certainly headed in the right direction. But I don’t think it’s easy sailing from here on out. We’re already strategizing a fall campaign to leverage off of the spring I’m No Angel campaign. And I think we see ourselves as the leader and we want to continue the conversation about plus size and fashion, and then use that publicity and use that as a way to engage our customer, not just in the conversation, but in our store and our offerings. And it worked well in the spring. And if we continue to do a good job, both on the message, as well as on the product, I think we’ll see continued good results.

Robb Giammatteo - Ascena Retail Group, Inc. - SVP & CFO

And Ed, one thing I would add to that, we are, as David mentioned, there’s still a lot of work and the brand’s doing great work in growing. The one thing I’d point out is they made a really nice improvement in margin rate driven by the way they are being planful about delayering promotional activity.

One example I can give you, the Mother’s Day weekend, they ran a BOGO 50 off this year against a 50-off all store last year, and we saw sales down 1%, gross margin dollars up 16%. That’s the sort of stuff that the brand is working on continuously that really we’re excited about when we talk to you about how do we get to that high single digit,10% operating margin. Those are the initiatives that the brand is going to continue to drive and work on. That’s a very high priority for them, and we’re very happy with some of the progress we’re seeing there.

Ed Yruma - KeyBanc Capital Markets - Analyst

Great. Thanks so much, guys.

David Jaffe - Ascena Retail Group, Inc. - President & CEO

Thanks, Ed.

Operator

Our last question comes from Anna Andreeva of Oppenheimer.

Anna Andreeva - Oppenheimer Capital - Analyst

Hello. And welcome to Brian. We had a question on Justice. If you could talk about, was the response to the pullback in promotions during the quarter in line what you guys expected, or was there any variability in the tested events? And did you see any changes in real estate, as well? Also curious, what was Justice’s operating margin, excluding the Brothers exit? And then finally, should we expect any port delays here in the fourth quarter? Thanks so much.

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JUNE 02, 2015 / 08:30PM GMT, ASNA - Q3 2015 Ascena Retail Group Inc Earnings Call

David Jaffe - Ascena Retail Group, Inc. - President & CEO

I’ll start off with the port delays and let Robb take pick up on some of the other numbers. We’re seeing port congestion way, way down. So that’s the good news. The other part of that story, Anna, as you may recall, is that we shifted the vast majority of our receipts to the East Coast. I mean, the West Coast is much, much better and the product that we’ve got going in there, delays are down almost to zero. But I think that we’re derisking the situation by moving the receipts to the East Coast. And we factor all those dates and the lead times are already into our calendar. So we don’t foresee going forward any significant challenges like we had earlier in the year.

Robb Giammatteo - Ascena Retail Group, Inc. - SVP & CFO

Okay. Anna, I’m going to take a shot at your questions here. In terms of the public event/private event, yes, it generally performed as we expected. So total comps were down 13%. If you think about Q1, it was down 7%. Q2 was down 6%, but significantly supported by high level of promos.

We estimate that the base trend for Q2 without the hard marks related to the inventory backup was probably closer to high single digits, or 10% down. So, yes, we are down probably three points beyond that. That’s primarily the impact of the private sale, which we said would be probably around 5% drop in the top line. So relatively consistent with what we were expecting. And again, a very short-lived strategy, at this point. It’s only going to be with us until July 19, at this point.

Your last question on operating income. So I had mentioned earlier in prepared remarks, the incremental impact of the Brothers hard marks were about $6 million. So if you take that $6 million on the volume for the year, you’re talking probably, call it, 50 basis points. There might be a little bit more related to the lower MMU rate as we’re selling through in general, as it’s exiting and breaking, but that’s a reasonable estimate for you to use.

David Jaffe - Ascena Retail Group, Inc. - President & CEO

Anna, did we lose you? All right. Operator, any more questions?

Operator

No, sir. No questions at this time.

David Jaffe - Ascena Retail Group, Inc. - President & CEO

Excellent. I appreciate everybody’s attention and interest in the Ascena story and we look forward to speaking to you in September on our year-end call. Thanks and have a good day.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes your program. You may now disconnect. Everyone, have a great day.

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